Mitesco, Inc.

601 Carlson Parkway

Suite 1050

Minnetonka, MN 55305

(844) 383-8689

April 29, 2021

VIA EDGAR

United States Securities

and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Sonia Bednarowski

Re:	Mitesco, Inc.
Registration Statement on Form S-1
File No: 333-255522

Ladies and Gentlemen:

Mitesco, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-255522), to become effective on Monday, May 3, 2021 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Hank Gracin, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (516) 457-4238 or Mr. Gracin at (561) 237-0804 with any questions you may have concerning this request, and please notify them when this request for acceleration has been granted.

Very truly yours,

MITESCO, INC.

By:	/s/ Lawrence Diamond
Name:	Lawrence Diamond
Title:	Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP